Tandy Leather Factory, Inc.
3847 East Loop 820 South
Fort Worth, Texas 76119

July 10, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Attn:	H. Christopher Owings, Assistant Director
Division of Corporation Finance

Peggy Kim, Senior Staff Attorney

John Fieldsend, Staff Attorney

Re:	Tandy Leather Factory, Inc.
Registration Statement on Form S-1
Filed June 5, 2006
File No. 333-134734
Form 10-K for the Year Ended December 31, 2005
Form 10-Q for the Quarter Ended March 31, 2006
File No. 1-12368

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated June 30, 2006 relating to the registration statement on Form S-1 of Tandy Leather Factory, Inc. The answers set forth herein refer to each of the Staffs’ comments by number.

We are filing herewith Amendment No. 1 to our Form S-1.

Securities and Exchange Commission
July 10, 2006

Registration Statement on Form S-1

Material Relationships and Transactions, page 5

1.
Please tell us the exemption from registration relied upon by Mr. Wray Thompson, Mrs. Sally Thompson, and Mr. Ron Morgan in selling three million shares of your common stock to the selling stockholders. Also, please tell us the facts and circumstances that allowed Mr. and Mrs. Thompson and Mr. Morgan to use that exemption.

Response

Mr. and Mrs. Thompson and Mr. Morgan sold their shares to the selling shareholders in reliance on the so-called Section 4(1 ½) exemption from registration under the Securities Act of 1933, as amended, based upon the following facts and circumstances:
•	Mr. and Mrs. Thompson and Mr. Morgan had each held the shares for more than 11 years prior to the sale to the selling shareholders;
•	Mr. and Mrs. Thompson and Mr. Morgan had held the shares for investment and not with a view toward distribution;
•	Mr. and Mrs. Thompson and Mr. Morgan did not make any general solicitation with respect to the sale of the shares;
•	Each of the selling shareholders purchased the shares for investment purposes and not with a view to any distribution except as contemplated by this registration statement;
•	The selling shareholders were all accredited investors and were limited in number;
•	The selling shareholders had access to all material information regarding the issuer of the shares; and
•	The selling shareholders received legended (i.e., “restricted”) stock certificates.

Undertakings, page II-2

2.
Please provide all the appropriate undertakings required by Items 512(a) of Regulation S-K that apply to you. Specifically, it appears as if you are subject to Rule 430C of the Securities Act and must provide the undertakings required by Item 512(a)(5)(ii).

Response

We have added the undertakings required by Items 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

Form 10-K for the Year Ended December 31, 2005
Form 10-Q for the Quarter Ended March 31, 2006

Securities and Exchange Commission
July 10, 2006

Controls and Procedures

3.
We note your statement that your chief executive officer and chief financial officer evaluated the effectiveness of the design and operation of your disclosure controls and procedures, and based on this evaluation and “subject to the limitations described below,” your disclosure controls and procedures “offer reasonable assurance” that the information you are required to disclose under Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in our rules and forms. Given the limitations you noted and the definition you provided, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and chief financial officer on the effectiveness of your disclosure controls and procedures.

In this regard, we note your statement that a “well conceived and operated control system is based in part upon assumptions about the likelihood of future events and can provide only reasonable, not absolute, assurance that the objectives of the control system are met.” If true, you may disclose that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at a reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Response

We will modify our disclosure in the Controls and Procedures section in future annual reports on Form 10-K to read as follows, if true:

“Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, [2006]. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Securities and Exchange Commission
July 10, 2006

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, [2006], our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable assurance level.

We maintain certain internal controls over financial reporting that are appropriate, in management’s judgment with similar cost-benefit considerations, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. No change in our internal control over financial reporting occurred during the fiscal quarter ended December 31, [2006] that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.”

We will modify our disclosure in the Controls and Procedures section in future quarterly reports on Form 10-Q to read as follows, if true:

“Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of [June 30, 2006]. The term “disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Securities and Exchange Commission
July 10, 2006

Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of [June 30, 2006], our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable assurance level.

We maintain certain internal controls over financial reporting that are appropriate, in management’s judgment with similar cost-benefit considerations, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. No change in our internal control over financial reporting occurred during the fiscal quarter ended [June 30, 2006] that has materially affected, or is reasonably likely to affect, the Company’s internal control over financial reporting.”

4.	Please refer to Rules 13a-15(e) or 15d-15(e) under the Securities Exchange Act instead of Rule 13a-15(b). See Item 307 of Regulation S-K.

Response

We will modify our disclosure in the Controls and Procedures section in future periodic reports to refer to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act instead of Rule 13a-15(b). See our response to Comment 3 above.

5.
Currently, you have provided only part of the definition of disclosure controls and procedures with respect to management’s conclusions that the disclosure controls and procedures “offer reasonable assurance” that the information you are required to disclose under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in our rules and forms. Also, if true, please disclose that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) or 15d-15(e).

Securities and Exchange Commission
July 10, 2006

Response

We will modify the Controls and Procedures section in future periodic reports to note that disclosure controls and procedures includes controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. See our response to Comment 3 above.

6.
Please revise the second paragraph of this section so that it conforms to the language in Item 308(c) of Regulation S-K. If true, please disclose that there have been no changes in your internal control over financial reporting during your last fiscal quarter, the fourth fiscal quarter in your annual report, that have materially affected or are reasonably likely to materially affect your internal control over financial reporting.

Response

We will modify the Controls and Procedures section of our future annual reports on Form 10-K to provide that no change in our internal control over financial reporting occurred during the fiscal quarter ended December 31, 2005, that has materially affected or is reasonably likely to materially affect our internal control over financial reporting. See our response to Comment 3 above.

We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

Very truly yours,

/s/ WRAY THOMPSON
Wray Thompson
Chairman of the Board
and Chief Executive Officer